Exhibit 99.5

Rights to Purchase
Shares of
Pharmaceutical Formulations, Inc.

Initially Offered Pursuant to Rights
Distributed to Shareholders

To Securities Dealers, Commercial Banks,
          Trust Companies and Other Nominees:

           Enclosed are the prospectus dated May __, 2002 (the "Prospectus") and the Instructions as to Use of Rights Subscription Certificates, relating to the offering of shares of common stock of Pharmaceutical Formulations, Inc. Each holder of our common stock (other than ICC Industries Inc.) is receiving 2.8 rights for each share of common stock (with fractions rounded up) or employee option to purchase common stock held on May 7, 2002, the record date for this rights offering. Each right entitles the holder, subject to certain terms and conditions, to purchase one share of common stock, at an exercise price of $.34 per share. The rights are described in the Prospectus and evidenced by a right certificate registered in your name or the name of your nominee.

           Each beneficial owner of common stock registered in your name or the name of your nominee is entitled to 2.8 rights for each share of common stock owned as of the record date. We are asking you to contact your clients for whom you hold shares of common stock registered in your name or in the name of your nominee to obtain instructions with respect to the rights.

           You will be reimbursed for customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to your clients.

          Enclosed are the following documents:

          The Prospectus;

           The Instructions (including Guidelines For Certification of Taxpayer Identification on Form W-9 and Notice of Guaranteed Delivery);

           A form of letter which may be sent to your clients for whose accounts you hold shares of common stock registered in your name or the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the rights; and

           Return envelopes addressed to Continental Stock Transfer & Trust Company, the Subscription Agent.

           Your prompt action is requested. The rights will expire at 5:00 p.m., New York City time, on June 25, 2002 (the "Expiration Date").

           To exercise rights, the properly completed and executed rights (unless the guaranteed delivery procedures are utilized) and payment in full for all rights exercised must be delivered to the Subscription Agent as indicated on the prospectus prior to 5:00 p.m., New York City time, on the Expiration Date.

Very truly yours, PHARMACEUTICAL FORMULATIONS, INC.

           NOTHING HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY PERSON AS AN AGENT OF THE COMPANY, THE SUBSCRIPTION AGENT OR ANY OTHER PERSON MAKING OR DEEMED TO BE MAKING OFFERS OF THE UNITS OR AUTHORIZE YOU OR ANY OTHER PERSON TO MAKE ANY STATEMENTS ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFERING, EXCEPT FOR STATEMENTS EXPRESSLY MADE IN THE PROSPECTUS OR THE RIGHTS CERTIFICATES.

           In any state where the offering made hereby must be made by a broker-dealer registered in that state, the offering is being made on behalf of the Company by one or more brokers or dealers registered in such state.